Exhibit 99.1

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31, 2025	December 31, 2024
		USD	USD
Assets
Current assets:
Cash	4	1,511,760	836,907
Trade receivables, net	5	12,138,342	8,215,687
Prepayment and other current assets	6	1,251,794	3,908,912
Amount due from related parties	23	501,637	451,133
Total current assets		15,403,533	13,412,639

Non-current assets:
Right-of-use assets	7	1,463,494	1,219,476
Intangible assets, net	9	5,174,257	-
Investment properties	11	2,445,292	-
Net investment in lease	12	2,970,685	-
Property and equipment, net	13	527,092	326,756
Prepayment and other non-current assets	6	422,849	374,860
Goodwill	8	5,808,574	-
Deferred tax assets	21	125,825	35,661
Total non-current assets		18,938,068	1,956,753

Total assets		34,341,601	15,369,392

Currents liabilities:
Trade and other payables	14	10,837,525	4,223,113
Amount due to related parties	23	503,007	307,258
Lease liabilities, current	15	429,634	226,707
Loans and borrowings, current	15	5,375,362	3,202,614
Total current liabilities		17,145,528	7,959,692

Non-current liabilities:
Loans and borrowings, non-current	15	627,526	144,365
Warrants liabilities	15	1,213,340	46,518
Deferred tax liabilities	21	645,722	38,363
Lease liabilities, non-current	15	1,099,767	985,879
Total non-current liabilities		3,586,355	1,215,125
Total liabilities		20,731,883	9,174,817

Equity
Share capital*	16	24,825,837	5,280,406
Reserves	16	11,182,357	5,162,803
Accumulated deficit		(25,711,110)	(4,291,968)
Equity attributable to owners of the Company		10,297,084	6,151,241

Non-controlling interests		3,312,634	43,334
Total equity		13,609,718	6,194,575

Total liabilities and equity		34,341,601	15,369,392

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization.

See accompanying notes to consolidated financial statements.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE (LOSS)/INCOME

		Year ended December 31,
	Note	2025	2024	2023
		USD	USD	USD
Revenue	18	57,245,167	41,103,389	31,772,286
Cost of revenue	19	(49,347,666)	(35,844,936)	(28,120,506)
Gross profit		7,897,501	5,258,453	3,651,780

Other income	19	1,169,718	1,700,512	1,830,899
Selling and marketing expenses	19	(2,731,035)	(710,210)	(191,582)
General and administrative expenses	19	(19,679,803)	(10,389,710)	(3,846,367)
Impairment loss on intangible asset	9	(4,063,000)	-	-
Impairment loss on goodwill	9	(5,551,429)	-	-
Change in fair value of warrant liability	15	2,383,178	38,363	-
Change in fair value of investment property	11	38,296
Other expenses	19	(57,201)	(34,557)	(27,781)
Operating (loss)/profit		(20,593,775)	(4,137,149)	1,416,949

Finance cost	20	(1,028,787)	(431,435)	(328,610)
(Loss)/Profit before tax		(21,622,562)	(4,568,584)	1,088,339
Income tax expenses	21	38,764	(275,914)	(224,302)
(Loss)/Profit for the year		(21,583,798)	(4,844,498)	864,037
Other comprehensive income
Foreign currency translation differences - foreign operations		453,608	201,414	7,301
Total comprehensive (loss)/income for the year		(21,130,190)	(4,643,084)	871,338

(Loss)/Profit attributable to:
Equity owners of the Company		(21,419,142)	(4,837,765)	852,334
Non-controlling interests		(164,656)	(6,733)	11,703
(Loss)/Profit for the year		(21,583,798)	(4,844,498)	864,037

Total comprehensive (loss)/income attributable to:
Equity owners of the Company		(20,961,903)	(4,637,369)	859,763
Non-controlling interests		(168,287)	(5,715)	11,575
Total comprehensive (loss)/income for the year		(21,130,190)	(4,643,084)	871,338

Basic (loss)/earnings per share*	17	(21.98)	(7.16)	1.13
Diluted (loss)/earnings per share*	17	(21.98)	(7.16)	1.13

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization. Further, the Class A ordinary shares are presented on a retroactive basis to reflect the Company’s reverse share split of 1-for-50 on March 23, 2026 (Note 26)

See accompanying notes to consolidated financial statements.